SUB-ITEM 77E


                               LEGAL PROCEEDINGS

                           INVESCO SECTOR FUNDS, INC.
                        (known as AIM SECTOR FUNDS, INC.
                      now known as AIM SECTOR FUNDS, INC.)



REGULATORY INQUIRIES. As has been widely reported, the U.S. Securities & Exchange Commission ("SEC"), the Attorney General of the State of New York and the Secretary of the Commonwealth of Massachusetts are examining late trading, market timing and related issues across the mutual fund industry. Along with many other firms, A I M Advisors, Inc. ("AIM") in Houston and INVESCO Funds Group, Inc. ("INVESCO") in Denver, affiliated retail mutual fund advisory firms, have received inquiries from the SEC. INVESCO also has received inquiries from the New York Attorney General, and AIM also has received inquires from the Secretary of the Commonwealth of Massachusetts. AIM and INVESCO are cooperating fully with all of these inquiries. INVESCO has been advised by the staff of the SEC and of the NYAG of their intention to recommend civil enforcement actions against INVESCO based on market timing activities by certain investors in its mutual fund shares. Under the SEC's procedures, INVESCO has an opportunity (so-called Wells submission) to respond and to present its views in support of its position that such action is unwarranted. INVESCO intends to respond with a brief that contains facts, information on industry practices, and public policy considerations that demonstrate compliance with its prospectuses, legal obligations, and most importantly, its fiduciary duty to clients.